Exhibit 99.1

For immediate release

Sify announces Dividend on Equity Shares of the company
for the year 2017-18

Chennai, May 10, 2018: Sify Technologies Limited (NASDAQ NM: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, announced its Dividend payout to all holders of Equity and American Depository Shares of the company.

Further to the adoption of the financial statements for FY 2017-18 under Indian Accounting Standard (Ind-AS), the Board of Directors had recommended a dividend of 12% on the face value of Equity Shares and American Depository Shares. The quantum of dividend per ADS shall be equivalent to INR 1.20 (INR ONE AND PAISE TWENTY) per ADS.

This is subject to the approval of the shareholders to be sought at the Annual General Meeting scheduled on Friday, July 6, 2018.

Dividend will be paid to those shareholders whose names appear in the Register of Members of the company (for India) and Citibank Depository Register (for ADRs) on the Record Date, May 28, 2018. The payment will be disbursed on or before July 12, 2018.

About Sify Technologies

Sify Technologies Limited (NASDAQ NM: SIFY), is an acknowledged ICT leader in the Telecom and Data Center centric IT services space with global delivery capabilities. Among the very few Enterprise class players in India, Sify, today has presence in more than 1550 cities in India and offices in North America, United Kingdom and Singapore.

More than 8500 Enterprises access Sify’s IT services that’s focused on the Data Center and Cloud platform and connected through India’s largest MPLS network. As a truly converged ICT solutions and services provider, Sify is the preferred IT Services partner with a full suite of services ranging from Telecom connectivity services to Data Center transformation services along with Application and Security Services delivered on the same infrastructure.

Sify, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2017, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com